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Exhibit 99.2

Liberty Media Corporation
Reconciliation of Liberty Media Corporation ("LMC") Net Assets and
Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings

March 31, 2010 (unaudited)
amounts in millions

Liberty Media Corporation Net Assets	$10,553
Reconciling items:
LMC put option obligations	37

Liberty Media LLC Net Assets	$10,590

Liberty Media Corporation Net Earnings	$399
Reconciling items:
Unrealized gain on LMC put options	(60)

Liberty Media LLC Net Earnings	$339

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  Exhibit 99.2
Liberty Media Corporation Reconciliation of Liberty Media Corporation ("LMC") Net Assets and Net Earnings to Liberty Media LLC ("LM LLC") Net Assets and Net Earnings March 31, 2010 (unaudited) amounts in millions